Exhibit 99.1

MAKEMYTRIP ANNOUNCES $15 MILLION INNOVATION FUND

Delhi, September 11, 2014: MakeMyTrip Limited (MMYT) announced the institution of a $15 million Innovation Fund to support early stage companies in the Travel space. The fund will focus on start-ups in Travel technology with a special focus on Mobile and IP based companies.

Speaking on this initiative, Deep Kalra, Founder & Group CEO, MakeMyTrip.com said, “We’ve agreed to create a fund of $15 million, which is 10% of cash on our balance sheet, to be focused on young and new ventures in the travel technology space for our market. This is an additional prong of our inorganic growth strategy through pursuing M&A opportunities in the Travel Technology space. We intend to purposefully go out and look for such companies and take early stage positions.”

The Board of MMYT has approved the formation of an Investment Committee to deploy the funds as per its discretion in various startups and mid-size companies in travel & tourism sector, or technology/mobile companies powering this sector. The committee comprises of 6 directors including the Founder Deep Kalra and Co-Founders Rajesh Magow and Keyur Joshi.

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand), the ITC Group (Thailand) and the Easytobook Group (Netherlands).

About MakeMyTrip.com India:

MakeMyTrip was launched in India in September 2005 as the first comprehensive online travel site with real time booking for flights, hotels, holidays and cars. The site offers innovative products and services and attracts over 8.3 million unique visits every month. MakeMyTrip has also established an offline presence through 60 stores across India. The Company has received numerous accolades for providing best-in-class services to travellers. MakeMyTrip Group achieved sales exceeding INR 7600 crores in the financial year ending March 2014.

For more information about MakeMyTrip visit: www.makemytrip.com

For more media enquiries, please contact:

MakeMyTrip.com Poonam Thakur +91 124 4910 560 poonam.thakur@makemytrip.com	Genesis Burson-Marsteller Srishti Soni/ Harleen Saroya 9953505512/9899597987 Srishti.soni@bm.com/ Harleen.kaur@bm.com